Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our reports dated February 26, 2013 relating to the financial statements and financial statement schedule of Pentair Ltd. and subsidiaries (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph referring to changes in certain of Pentair Ltd.’s methods of accounting for defined benefit pension and other postretirement benefit costs in 2012), and the effectiveness of Pentair Ltd.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K/A of Pentair Ltd. for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 11, 2013